U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 12B-25                       SEC File Number     811-8282
SER. 1                             CUSIP Number   5434879C8
SER. 2                                            5434879B0
SER. 3                                            5434879D6
SER. 4                                            5434879F1
SER. 5                                            5434879E4
SER. 6                                            5434879G9


NOTIFICATION OF LATE FILING
(Check One):

[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [X]Form N-SAR

          For Period Ended:  12/31/95

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

     Full Name of Registrant            LOOMIS SAYLES INVESTMENT TRUST

     Former Name if Applicable               Not applicable.

     Address of Principal Executive Office (Street and Number)

          One Financial Center

     City, State and Zip Code

          Boston, Massachusetts 02111

Part II - Rules 12b-25(b) and (c)

     If the subject of the report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[Check box if appropriate.]

  [ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

  [X]     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


  Part III - Narrative

  The Registrant requests relief pursuant to Rule 12b-25(b) due system difficulties experienced in preparing Form N-SAR utilizing EDGAR for the first time.

  Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Nicholas Palmerino   617-482-2540
     (Name)    (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


  LOOMIS SAYLES INVESTMENT TRUST
  (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.



  Date February 29, 1996           By/s/Laurie Gallagher